EXHIBIT 21.1

List of subsidiaries

●	Emtec Infrastructure Services Corporation

●	Emtec, Inc.

●	Emtec Viasub, LLC

●	Emtec Global Services, LLC

●	Emtec Infrastructure Services Canada Corporation

●	KOAN-IT (US) Corp.

●	Emtec Federal, Inc.

●	Secure Data, Inc.

●	Gnuco, LLC

●	Dinero Solutions, LLC

●	eBusiness Application Solutions, Inc.

●	Luceo, Inc.

●	Aveeva, Inc.

●	Emtec Services Mauritius

●	Covelix, Inc.

●	Emtec Software India., Private Limited

●	Covelix Technologies Private, Limited